Shareholder meeting results (unaudited)

May 22, 2008 meeting

A proposal to approve an amendment to the funds fundamental investment restriction with respect to investments in commodities was approved as follows:

      			Votes for   Votes against Abstentions Broker non-votes
Growth Portfolio 	91,817,688  9,488,438 	  2,890,732
Balanced Portfolio 	100,685,851 6,935,827 	  3,110,051
Conservative Portfolio 	87,509,354  3,134,803 	  898,690

All tabulations are rounded to the nearest whole number.